Corporate Law Center
Ronald Serota, Attorney
Corporate Securities Counsel
2620 Regatta Dr., Ste. 102
Las Vegas, NV 89128
(702) 869-0099
(702) 446-6071 FAX

February 23, 2007

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION-Division of Corporation Finance
100 F. Street NE
Washington, D.C. 20549
Mail Stop 3561

ATTENTION: Anita Karu

Re:	DesignerSportsApparel, Inc. Registration Statement on Form SB-2 Filed December 14, 2006 File No. 333-139343

We write on behalf of DesignerSportsApparel, Inc. (the “Company”) in response to Staff's letter of January 12, 2007 by John Reynolds, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form SB-2 (the “Comment Letter”).  On behalf of the Company, we have filed with the Commission via the EDGAR system, the First Amended Registration Statement on Form SB-2 (the “First Amended SB-2").

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

General

1.
We note you are registering 3,257,000 shares of common stock, which represents 56% of your common stock outstanding, Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(I)(i).

In response to this comment, the Company respectfully submits to the Commission that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). The determination as to whether the offering is by or on behalf of a person or persons other than the registrant is a factual analysis as to whether the selling shareholders are actually underwriters selling on the Company’s behalf. The term “underwriter” is defined in Section 2(11) of the Securities Act as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”

In order for one to be classified as an underwriter, one must lack investment intent. For purposes of determining whether one is acting as an underwriter, the presence of investment intent by a purchaser of securities is ascertained by reviewing the factual circumstance surrounding the issuance of the securities. First, each shareholder made representations to the Company’s executive officers that they were acquiring its securities with investment intent and not with a view to distribution. Of the shares being registered, 3,105,000 or approximately 95% of those shares have been held in excess of one year. The period of time for which these shares have been held supports this position that each shareholder acquired the Company’s securities with investment intent.

Second, the information provided to the Company indicates that none of the selling shareholders are in the business of underwriting securities or are associated with persons who are in the business of underwriting securities. Further, each shareholder represented and warranted in their subscription agreement that they were acquiring the shares as principal for their own benefit. The Company’s current and/or former executive officers maintain a personal relationship with each shareholder and have confirmed that they are unaware of any instance where any of the selling shareholders acted as an underwriter.

Third, the Company will receive no proceeds from the sale of securities by the selling shareholders.

Fourth, the circumstance at the time of each issuance does not support any basis for the claim that the subsequent sale of the securities was contemplated by any selling shareholder at the point of purchase. Each shareholder acquired unregistered securities which were restricted and not freely transferable under the Securities Act. At the time of issuance, no registration rights were granted and the filing of the pending registration statement was not contemplated by the Company. At this time, the Company was exclusively seeking to raise financing in a private equity offering in order to implement its business plan. In addition, there is no assurance that a public market will develop for the Company’s securities. Therefore, the factual circumstances surrounding the issuance of securities to the selling shareholders in the pending registration statement evidence that the selling shareholders purchased with investment intent and any subsequent sale of the securities acquired was not contemplated at the time they were purchased from us.

Accordingly, the selling shareholders are not underwriters selling on the Company’s behalf because the selling shareholders purchased with investment intent and any subsequent sale of the securities acquired was not contemplated at the time of purchase.

2.	References in your filing to "our board of directors" or "our management" should be clarified to indicate each consists of one individual, David B. Parker.

In response to this comment, the Company added disclosure in the Summary section to clearly indicate that all references to “our board of directors” or “our management” exclusive refer to Mr. Parker as the sole officer and director of the Company.

Summary, page 5

3.
Please insert a new third paragraph which indicates, as stated in the notes to your financial statements, that you have limited working capital, received limited revenue from sales of products or services and have incurred significant costs since inception. Indicate that there is substantial doubt about your ability to continue as a going concern beyond August 31, 2007 without the infusion of additional capital.

In response to this comment, the Company inserted a new third paragraph to include the disclosure set forth in the comment above.

4.
Please indicate that the shares being offered include all outstanding shares with the exception of those held by your President. In this regard, also state that the President owns sufficient shares to substantially control operations of the company.

In response to this comment, the Company revised its disclosure to indicate that the shares being offered include all of the outstanding shares with the exception of those held by its President. The Company further disclosed that its President owns sufficient shares to substantially control the operations of the Company.

5.	Please state prominently the fact that your auditors have issued a going concern opinion.

In response to this comment, the Company prominently disclosed in the last sentence of the third paragraph of the Summary that its auditors issued a going concern opinion.

6.
We note that you intend to file for quotation of your common stock on the Over-The-Counter Bulletin Board. Please clarify that, to be quoted on the OTCBB, a market maker must file an application on your behalf in order to make a market for your common stock.

In response to this comment, the Company added disclosure to clarify that a market maker must file an application on its behalf in order to make a market for its common stock and be quoted on the OTCBB.

The Offering, page 5

7.
Please revise the caption "Offering Price and Alternative Plan of Distribution" to eliminate the reference to an "Alternative Plan of Distribution," Include instead a caption that indicates there is no public market for your common stock, State that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed. Explain how the absence of a public market for the common shares impacts share liquidity. This caption should precede the second paragraph where you discuss your intent to apply to the NASD for trading on the OTCBB.

In response to this comment, the Company deleted the reference to an “Alternative Plan of Distribution” and included the disclosures set forth in the comment above.

8,
After "Securities Issued and to be Issued," please add a separate paragraph that discloses that your sole executive officer/director holds 43.4% of your shares, and as a result will exercise substantial control over your direction. Also indicate that he is your only employee.

In response to this comment, the Company added a separate paragraph disclosing that its sole executive officer and director holders 43.4% of the Company’s shares and exercised substantial control over its direction as a result. The Company also added disclosed that Mr. Parker is the Company’s sole employee.

9,
Please add a separate paragraph that indicates the offering will expire June 30, 2007 unless extended by Mr. Parker. Please also revise to briefly explain under what circumstances you would consider extending the offer.

In response to this comment, added a separate paragraph that indicates the offering will expire on August 31, 2007 unless extended by Mr. Parker and a brief explanation of the circumstances in which Mr. Parker would consider extending the offering.

Risk Factors, page 7

10.	Please generally review your risk factor captions to ensure they do not merely state facts, but clearly describe the discrete material risks to you or your investors.

In response to this comment, the Company reviewed its risk factor captions are revised several to ensure that the more clearly describe material risks to its investors.

11.
Please eliminate language from your risk factors that mitigates the risk See, for example, the third sentence in the risk factor captioned "If we are unable to gauge fashion trends..,” on page 8. See also the first clause in the first sentence of the risk factor captioned "If any of our designs infringe on the intellectual property rights of others, . ," on page 9.

In response to this comment, the Company deleted the mitigating language in the risk factor captioned “If any of our designs infringe. . .” The risk factor captioned “If we are unable to gauge fashion trends. . .” was deleted in response to comment 12.

12.
In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

•	If we are unable to gauge fashion trends and react to changing consumer preferences in a timely manner…, page 8;
•	In the event that we are unable to successfully compete within the retail apparel business, we may not be able to achieve profitable operations..., page 8; and
•
If our common stock is quoted on the over-the-counter bulletin board or traded and a public market for our common stock develops, short selling could increase the volatility of our stock price... page 11.

Please note these are examples only. Please review your entire risk factor section and revise as necessary.

In response to this comment, the Company deleted the risk factors reference in this comment 12 because they described circumstances that could apply equally to other business that are similarly situated.

"Because our auditor has issued a going concern opinion regarding our company..."

13.
Please revise this caption to describe the risk in concrete terms, namely that the investor could lose the entire amount of his or her investment in your company because there is substantial doubt you will be able to continue as a going concern.

In response to this comment, the Company revised the caption of the first risk factor to state,“Because there is a substantial doubt about our ability to continue as a going concern, investors could lose the entire amount of their investment in our company.”

"If we are not granted trademark and copyright protection for our designs”

14.
This risk does not clearly state whether or not you intend to seek copyright or trademark protection for your designs. As a result, it is unclear whether this risk should really address the fact that you do not intend to have the protections associated with trademarks and copyrights or if when you apply for such protections, you may not be granted them. Please revise to clarify.

In response to this comment, the Company revised this risk factor to clearly state that the Company does intend to seek copyright of trademark protection for its designs.

Plan of Distribution, page 17

15.
Please refer to the second sentence in the second paragraph. It is unclear whether currently, you or anyone acting on your behalf have or have not requested any broker-dealer to act as a market-maker for your securities. Please elaborate.

In response to this comment, deleted the second sentence in the second paragraph and revise the first sentence to clearly indicate that the Company, or anyone acting on its behalf, has not contacted or requested that any broker-dealer act as a market maker for its securities.

16.
You state in the last paragraph of this section that during such times as the selling shareholders "may be deemed to be engaged in a distribution" of the common stock, and therefore be "considered to be an underwriter," they must comply with applicable law, etc. Please revise to state that during such times as the selling shareholders are engaged in a distribution of the common stock, and therefore are underwriters, they must comply with applicable law, etc.

In response to this comment, the Company revised its disclosure in the last paragraph of the Plan of Distribution section in accordance with this comment number 16.

Directors, Executive Officers, Promoters and Control Persons, page 19

17.	Briefly describe the businesses of Assured Pharmacy, Inc. and RxSystems, Inc. Also briefly explain why RxSystems was dissolved.

In response to this comment, the Company expanded Mr. Parker’s biography to describe the business of Assured Pharmacy, Inc. The Company also briefly explained that RxSystems, Inc. dissolved following the assignment of its sole asset.

18.
Please eliminate the statement that "Mr. Parker has more than 20 years of experience in the financial, merchant banlking, and financial public relations industries" as it is self-promoting in nature and his experience is otherwise disclosed.

In response to this comment, the Company deleted the statement set forth in the comment above from Mr. Parker’s biography.

19.	Please describe Mr. Parker's other business activities at the present time, if any. You indicate he devotes only 10 to 15 hours per week to your business affairs,

In response to this comment, the Company expanded the biography of Mr. Parker to include his other present business activities.

Significant Employees, page 19

20.	Please indicate that your verbal agreements are unenforceable. Indicate whether you plan to enter into written agreements regarding these important arrangements, and if not, why not.

In response to this comment, the Company added disclosure to indicate that these verbal agreements are unenforceable. The Company indicated that it did not intend to enter into written agreements regarding these arrangements because the services provided by these parties are not unique and it is confident that suitable replacements could be secured at comparable rates if necessary.

Description of Business, page 25

21.
Please further discuss the types of national organizations you plan to target. For example, must they be affiliated with a university? Will they also include sororities, organizations with a political agenda, etc.? We note your discussion under Business Strategy,

In response to this comment, the Company revised its disclosure at the end of the second paragraph in the discussion under Company Overview to clarify that the Company’s target is limited to other national fraternities and sororities. The Company plans to target other national fraternities or sororities because these are large organizations comprised of college-aged consumers who frequently purchase t-shirts. The affiliation of these organizations with universities is coincidental.

22.
Please specifically describe your current activities, You indicate David Parker devotes only 10 to 15 hours per week to your business affairs. Does he have direct contact with fraternity chapter presidents and other officers at campuses across the country? Does he send new product samples to the Sigma Alpha Epsilon Fraternity or other national organizations? Is he speaking to outside T-shirt vendors, graphic artists, etc.?

In response to this comment, the Company revised its disclosure the discussion under Company Overview by removing the word “we” in several instances and replacing it with “Mr. Parker” to clarify that the actions taken are by Mr. Parker in his capacity as the Company’s sole officer and employee.

23.
Explain where the printed T-shirts are stored and how they are delivered to customers. State your turnaround time from order to delivery. Are your products delivered to you for delivery to your customers? Your risk factor disclosure on page 8 is unclear in this regard.

In response to this comment, the Company disclosed in the discussion under Company Overview that all printed t-shorts are stored at the Company’s corporate office. The Company also disclosed the approximate turnaround time from order to delivery. The Company clarified in this discussion and in the risk factor on page 8 that all product orders are shipped to the Company’s corporate office for delivery to its consumers.

Licensing Agreement, page 25

24.
Expand upon your discussion here to explain what you mean when you refer to your "limited right" to utilize the Greek letters. Also, disclose that your license is non-exclusive, if true, and that you compete against other companies that provide similar merchandise to the Sigma Alpha Epsilon Fraternity. In doing so, please explain how you plan to differentiate your products from those of your competitors,

In response to this comment, the Company deleted the term “limited” because it is confusing. The Licensing Agreement confers upon the Company the right to utilize the Greek letters of the fraternity. The Company also stated in the first paragraph of the License Agreement section that it was non-exclusive and that it competes with other licensees also provide similar merchandise to members of the Sigma Alpha Epsilon Fraternity. The Company further explained the basis for its belief that it could compete favorably with other licensees.

Business Strategy, page 26

25.	You indicate you initially sold your products below cost and at a loss. Describe your plans regarding price increases.

In response to this comment, the Company disclosed in the first paragraph of the Business Strategy section that it plans to increases prices at the beginning of the next academic year in August 2007.

26.
Specifically describe your efforts to further expand your product line to provide a broader range of merchandise baseball caps and other items of apparel. Have you negotiated any agreements with outside vendors? We note that you are planning to enter into licensing agreements with additional National Fraternities,

In response to this comment, the Company disclosed in the second paragraph of the Business Strategy section that it has not negotiated any agreements with outside vendors or taken any steps to implement its plan to further expand its product line at the present time.

27.
In the penultimate paragraph you refer to achieving higher profit margins. Under Marketing Strategy you discuss your full service e-Commerce site and operations in a manner that does not clearly distinguish the scope of your present business from the business you hope to obtain in the future. Please revise these sections to clarify your present status and the extent or magnitude of your operations.

In response to this comment, the Company revised its disclosure to clarify the scope of its present business and desire to generate product sales through its e-commerce site. The Company clarified that it has not generated any online orders at the present time and all orders to date have been accepted by telephone, fax and email. The Company further disclosed that it hopes to generate product sales through its e-commerce website by making investments in search engine placement fees and positioning fees in order to give its e-commerce website broader visibility.

28.
You indicate in the last paragraph you will need $50,000 for a screen printing machine. Also indicate how much you will need to hire a screen press operator, rent a warehouse and achieve your other business objectives in the near .future. Provide a specific timeline of your goals, including those described under Marketing Strategy, and explain how you will achieve them financially.

In response to this comment, the Company disclosed the approximate costs of hiring a screen-press operator. The timeline disclosure was provided the disclosure required by Item 303(a) of Regulation S-B requested in comment 29.

Management's Discussion and Analysis, page 29

29.
Please revise to provide the disclosure required by Item 303(a) of Regulation S-B regarding the company's plan of operations for the next twelve months, Specifically address how long the company can satisfy its cash requirements and whether it will have to raise additional funds in the next twelve months. Add a milestones section to discuss in detail the steps needed to attain your goals in your plan of operations for the next 12 months. Include a discussion of the milestones you need to achieve and the specific steps needed to accomplish each milestone. Also provide a timeline for reaching each milestone in weeks or months. In your discussion, provide a detailed analysis of the costs of each step and how you intend to finance the milestones. Address the status of your efforts to accomplish these milestones. In doing so, please address the seasonal aspect of your sales and, if your sales have historically been greater during any part of the school year, explain how this fits into your steps to attain your goals in your plan of operations.

In response to this comment, the Company provided the disclosure required by Item 303(a) of Regulation S-B and in the comment 29 in a section titled “Plan of Operations.”

Executive Compensation, page 34

30.	Indicate whether you have plans to compensate your executive officer.

In response to this comment, the Company disclosed that it has no plans to compensate its executive officer until such time that it is able to generate net income from operations.

31.
We note that you have not provided your executive officer with any compensation, however, please be advised that we expect you to update the disclosure that appears here and elsewhere to reflect the implementation of the new disclosure requirements relating to executive compensation and related person disclosure. Refer to Securities Act Releases 8732A and 8765 and Question 7 of the "Executive Compensation and Related Person Disclosure Transition Questions and Answers" located at our web-site at www.sec.gov. We may have further comment upon reviewing your revised disclosure.

In response to this comment, the Company updated its executive compensation and related persons disclosure in accordance with the new disclosure requirements.

Financial Statements General

32.	Please update your financial statements in accordance with item 310(g) of Regulation S-B,

In response to this comment, the Company updated its financial statements in accordance with Item 310(G) of Regulation S-B by including interim financial statements for the period ended November 30, 2006.

33.	Please include a discussion on the potential impact of any new accounting standards that the company has not yet adopted, See Staff Accounting Bulletin 74,

In response to this comment, the Company added disclosure in Note J indicating that the Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position or cash flow

Statement of Stockholders' Deficit, page F-4

34.	The above statement should also include amounts and activity related to additional paid-in-capital for each issuance of shares presented.

In response to this comment, the Company confirms that the Statement of Stockholders’ Deficit includes amounts and activity related to additional paid-in capital for each issuance of shares.

35.	Please remove the number 6666 under the Shares column or clarify its inclusion in the financial statement.

In response to this comment, the Company deleted the number 6666 under the shares column because it was a typographical error.

Note F. Related Party Transaction, page F-8

36.	Please disclose the amount of rent expense for each year presented. Refer to paragraph 16.e, of SFAS 13.

In response to this comment, the Company revised its disclosure in Note F to include the amount of rent expense incurred by the Company for the year presented.

37.	Please revise to disclose the details required by paragraph 2 of SFAS no. 57 related to the Due from Related Party line item on the balance sheet.

In response to this comment, the Company revised its disclosure in Note F to include additional disclosures in reference to the Due From Related Party line item on the balance sheet.

Available Information, Page 36

38.	Please revise to show our address as 100 F Street, N,E. Washington, D.C. 20549.

In response to this comment, the Company revised its disclosure to show the current address of the Commission.

Recent Sales of Unregistered Securities, page 39

39.
The price per share and total proceeds of $0.01 and $31,050, respectively, do not agree with the amounts disclosed on the Statement of Stockholders` Equity for the December 16, 2005 issuance of shares. Please revise your filing to be consistent or explain to us the reason for the discrepancy.

In response to this comment, the Company revised its disclosure in the Recent Sales of Unregistered Securities section so that it is consistent with the correct amounts disclosed in the Statement of Stockholders’ Equity for the December 16, 2005 issuance of shares.

Undertakings, page 40

40.
Please include the undertaking described in Item 512(g) of Regulation S-B. See SEC Release 33-8591 (July 19, 2005) and Securities Offering Reform Transition Questions and Answers located on our website at .

In response to this comment, the Company included the undertakings described in Item 512(g) of Regulation S-B.

Very truly yours,

/s/ Ronald Serota
Ronald Serota, Esq.
Corporate Securities Counsel